COCA-COLA EUROPACIFIC PARTNERS PLC 2022 ANNUAL GENERAL MEETING ("AGM")

LONDON, 14 April 2022

Coca-Cola Europacific Partners plc ("CCEP") announces that the Notice of Meeting for its 2022 Annual General Meeting ("Notice of AGM") is available to view at: https://www.cocacolaep.com/about-us/governance/shareholder-meetings/ in which CCEP reaffirms its pro forma comparable operating profit guidance for the year ending 31 December 2022, as set out in its full year results announced on 16 February 2022.

The AGM is to be to be held at 12.00pm on 27 May 2022, at Pemberton House, Bakers Road, Uxbridge UB8 1EZ.

CCEP's 2021 Integrated Report and Form 20-F ("2021 Integrated Report") was published on 15 March 2022 and can be found at https://ir.cocacolaep.com/financial-reports-and-results/integrated-reports/.

The 2021 Integrated Report, Notice of AGM and Form of Proxy are also being sent to those shareholders who have requested to receive hard copies.

In compliance with Listing Rule 14.3.6R, the Notice of AGM and Form of Proxy will shortly be available for inspection on the National Storage Mechanism at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism. The rules of the Employee Share Purchase Plan will also shortly be available for inspection on the National Storage Mechanism

CCEP's Q1 2022 trading update will be announced on 27 April 2022.

CONTACTS

Company Secretariat	Investor Relations	Media Relations
Clare Wardle	Sarah Willett	Shanna Wendt
T +44 20 7355 8406	+44 7970 145 218	T +44 7976 595 168

ABOUT CCEP

Coca-Cola Europacific Partners is one of the leading consumer goods companies. We make, move and sell some of the world's most loved brands – serving 600 million consumers and helping 1.75 million customers across 29 countries grow. We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support. The Company is currently listed on Euronext Amsterdam, the NASDAQ Global Select Market, London Stock Exchange and on the Spanish Stock Exchanges, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com & follow CCEP on Twitter at @CocaColaEP

Classification - Internal